UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 1-10515
CUSIP Number: 466212
☒ Form 10-K       ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐ Form 10-D
☐ Form N-SAR    ☐ Form N-CSR
For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
     For the Transaction Period Ended: _________________________
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________

PART I — REGISTRANT INFORMATION
JMAR Technologies, Inc.

(Full Name of Registrant)

(Former Name if Applicable)
10905 Technology Place

(Address of Principal Executive Office (Street and Number)
San Diego, California 92127

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K. Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Shortly prior to the deadline for filing of the Company’s Form 10-K, the Company completed significant transactions involving the renewal of its $3 million working capital line of credit and the restructuring of its $7.85 million in preferred stock. Due to the critical demands that these transactions and related matters have placed on the time and attention of senior management, as well as their impact on the disclosure in the Form 10-K annual report and due to the extended analysis and discussions with management by the Company’s auditors in this regard, the audit is not completed and the Company was not able to timely file its annual report on Form 10-K by the March 31, 2006 deadline without unreasonable effort or expense. The Company intends to file its Annual Report on Form 10-K as soon as possible after the completion of its audit but no later than April 17, 2006. In addition to completing the audit, the Company’s auditors have been analyzing the possibility of including a going concern modification to their audit opinion.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Dennis E. Valentine	858	946-6800

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Unaudited revenues for the year ended December 31, 2005 were $9,163,520 compared to $10,059,839 for 2004. Revenues for 2005 included $3,019,625 from the Company’s mask contract with Naval Air Warfare Center (NAVAIR Contract), $3,399,268 from the Company’s subcontract with General Dynamics Advanced Information Systems (DMEA Contract) related to the maintenance of a semiconductor wafer fabrication process installation, $1,080,994 from the Company’s contract with the Defense Advanced Research Projects Agency (DARPA Contract), $845,102 from the Company’s contract with FemtoTrace, Inc. related to the READ system, and $592,570 from the sale of two BriteLightTM systems. Revenue for the year was favorably impacted by an increase of $1,766,829 in revenues from the NAVAIR Contract and sales of $592,570 for two BriteLight systems. These increases were offset by a decrease of $2,882,171 in revenues related to lowered funding of the DARPA Contract, a decrease of $358,847 related to two contracts completed in 2004, and a decrease of $289,539 in contract revenues related to the DMEA Contract. The NAVAIR Contract revenues are higher in 2005 due to the delay in funding received in 2004. For the three-months ended December 31, 2005, JMAR reported revenues of $2,247,677, an increase of $492,388 from revenues of $1,755,289 in the corresponding quarter in 2004.
The unaudited net loss for the year ended December 31, 2005 was $8,032,803, compared to a net loss for the year ended December 31, 2004 of $5,632,140. The net loss for 2005 reflects the increased investment in product development primarily associated with the BioSentry, X-ray Microscope, and X-ray Nano Probe product lines of $3,395,683. The net loss for the year ended December 31, 2005 also includes asset write-downs of $218,232 and a non-cash interest charge of $206,821 related to the Company’s line of credit. The net loss for the year ended December 31, 2004 included product development costs of $1,722,329, asset write-downs of $191,575, non-cash interest charges of $442,029 and a loss from discontinued operations of $214,893.
JMAR reported a net loss for the quarter ended December 31, 2005 of $2,447,246, compared to a net loss for the quarter ended December 31, 2004 of $2,194,704. The net loss in the fourth quarter of 2005 includes product development costs of $1,011,502 and asset write-downs of $119,014. The net loss in the same quarter of last year included product development costs of $1,013,627, asset write-downs of $106,262 and a loss from discontinued operations of $174,793.

JMAR Technologies, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2006	By:	/s/ DENNIS E. VALENTINE
Dennis E. Valentine, Chief Financial Officer